UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                                 SEC FILE NUMBER
                                    000-49865

                                  (Check one):

           |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
                     Form 10-D |_| Form N-SAR |_| Form N-CSR

                          For Period Ended: 10/31/2008

                        |_| Transition Report on Form 10-K
                        |_| Transition Report on Form 20-F
                        |_| Transition Report on Form 11-K
                        |_| Transition Report on Form 10-Q
                        |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

                 If the notification relates to a portion of the
                  filing checked above, identify the Item(s) to
                         which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                       TriMedia Entertainment Group, Inc.
                                (Name of Issuer)
                          ----------------------------
                          Full Name of Registrant 10022

                                       N/A
                            -------------------------
                            Former Name if Applicable

                        115 East 57th Street, 11th Floor
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               New York, NY 10022
                            -------------------------
                            City, State and Zip Code

PART II -- RULES 12B-25(B) AND(C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

INFORMATION NECESSARY TO COMPLETE THE FINANCIAL STATEMENTS IN THE PRESCRIBED TIME REQUIRED FOR THE FILING OF THE REPORT COULD NOT BE TIMELY OBTAINED.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jason M. Meyers        (Tel 917)               546.6640
      ---------------       -----------         ------------------
          (Name)            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            We believe that we will have no revenue for the year ended October 31, 2008 compared to approximately $245,000 last year and our net loss for the last fiscal year will be approximately $1,367,982 compared to net income of $ 1,907,933 the prior year.

                       TRIMEDIA ENTERTAINMENT GROUP, INC.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)
         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 1/ 29/09                By: /s/ Jason M. Meyers
                                  -------------------
                                  Jason M. Meyers

                           Title CHAIRMAN OF THE BOARD